UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-36751

CUSIP NUMBER: 67577C105

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Ocugen, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
11 Great Valley Parkway Address of Principal Executive Office (Street and Number)
Malvern, PA 19355 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Ocugen, Inc. (the “Company”) cannot file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete compilation and review to ensure adequate disclosure and verification of certain information required to be included in the Form 10-Q. The Company requires additional time primarily as a result of recent transition in the Company’s management, including its principal financial officer and principal accounting officer. Despite working diligently in an effort to timely file the Form 10-Q, the Company has been unable to complete all work necessary to timely file the Form 10-Q.

The Company expects to file the Form 10-Q with the SEC as soon as practicable, and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shankar Musunuri	484	328-4701
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒     No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company incurred a non-recurring, non-cash expense of $4.4 million as a result of the impairment of the short-term asset for the advanced payment for the supply of COVAXIN as well as the associated loss on the disposal of related fixed assets.

Ocugen, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2023	By:	/s/ Shankar Musunuri
Name: Shankar Musunuri
Title: Chairman, Chief Executive Officer, & Co-Founder